SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:
Press release dated December 5, 2002, announcing that France Telecom is launching initiatives aimed at improving.operational performance and strengthening financial structure, is reorganizing its management team and is providing the reconciliation of its French GAAP accounts at June 30, 2002, to U.S. GAAP

www.francetelecom.com

Press Release

France Telecom launches FT 2005 to regain control over its future

Paris, December 5, 2002

Following an in-depth study of the Group’s activities and finances, the results of which were presented to the Board of Directors on December 4, France Telecom is launching FT 2005, an initiative including four components:

•	TOP: a program to improve operational performance, which will generate more than 15 billion euros in free cash flow to reduce debt;

•	“15+15+15”: a plan to strengthen the Group’s financial structure:

-	15 billion euros via the TOP program,

-	15 billion euros in fresh equity, with the participation of the French State in its capacity as shareholder pro rata to its shareholding interest, i.e. for approximately 9 billion euros;

-	15 billion euros from refinancing the Group’s debt;

•
A strategy focused on customer satisfaction and integrated operational management of a portfolio of assets comprising businesses that are leaders in their principal markets, with strong brands such as France Telecom, Orange, Wanadoo and Equant. Assets with weak strategic and financial positions or those for which majority control is not possible will be considered being divested;

•	A completely new management team with a simplified organization and greater responsibility assigned to managers.

France Telecom will seek to achieve greater strategic and financial flexibility with the aim of a net debt/EBITDA ratio of between 1.5 and 2 by the end of 2005.

Presenting FT 2005, Thierry Breton, France Telecom Chairman and CEO declared:

“With FT 2005, France Telecom gives itself the means to bring about its own recovery and regain control over its future. This marks a change from September, when the sole possibility appeared to be refinancing under the worst possible conditions. The in-depth study that has been carried out and the measures we are about to take demonstrate that France Telecom is once again capable of taking the initiative.

Our first priority is to loosen the financial grip in which we are now caught, to put France Telecom back into a positive momentum. To achieve this I intend to leverage off the strengths of France Telecom which has evolved considerably since 1995. We have outstanding human and technical capabilities. Whether in fixed-line, mobile, Internet or corporate networks, we enjoy leadership positions through our France Telecom, Orange, Wanadoo and Equant brands. The superior quality of our services and our capacity for technological innovation are well recognized. These advantages create tremendous potential for operational improvements that will permit us through the TOP program to generate cash in order to accelerate our debt reduction.

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 22 22
Corporate Communication	75505 Paris cedex 15	Fax: +33 1 44 44 80 34
Information Department	France

SA au capital de 4 098 463 604 D 380 129 866 RCS Paris

The initiative we will pursue over the next three years with FT 2005 focuses on continually providing better service for our customers while maintaining as far as possible the current France Telecom Group structure, and thus the jobs of the people who constitute our primary resource.

Thanks to the motivation of all the Group’s employees and the commitment of our management team, I am confident that we will meet the ambitious objectives set out by the TOP program and FT 2005. This will enable us to achieve our ambition of making France Telecom one of the top-performing operators in Europe”.

In-depth study of the France Telecom Group

Upon his arrival at the head of the Group, France Telecom Chairman and CEO Thierry Breton commissioned a team of independent experts to review the company’s situation. The conclusions of this study were presented to the France Telecom Board of Directors on December 4, 2002:

The Group’s operational potential remains intact

From an operational perspective, France Telecom remains an extremely competitive company with a portfolio of assets that are leaders in their principal market segments, with strong brands: France Telecom, Orange, Wanadoo and Equant. The Group pursues a coherent range of activities that allows coordinated management of technological, consumer and regulatory evolutions in a competitive environment.

However, given the Group’s strong external growth and the organization put in place over the last few years, France Telecom has not fully exploited its clear potential to improve its operational margins.

Very high debt levels

During the 1999-2002 period France Telecom pursued very substantial external growth. Legal constraints requiring that the French State hold at least 50 percent of the company’s shares meant that most of these acquisitions could not be paid with shares. These transactions were not accompanied by capital increases or sufficient asset disposals. Successive plans for refinancing and reducing the company’s debt were not implemented due to the market turnaround.

The Group spent a total of more than 100 billion euros on its expansion policy, 80% of which was paid in cash. The financial commitments linked to these transactions will represent a further total of approximately 5 billion euros between 2003 and 2005.

France Telecom must make debt principal repayments totalling 15.2 billion euros in 2003, 15 billion euros in 2004 and approximately 20 billion euros in 2005, making a total of approximately 50 billion euros by the end of 2005.

Decentralized and often fragmented organization

Although it was very responsive at the operational level, France Telecom Group was organized in an excessively decentralized manner. The central functions did not have enough leverage to develop significant synergies nor to put in place recovery plans in the event of a crisis.

The absence of any process for allocation of resources and the multiplication of customer/supplier relationships within the Group made the organization poorly adapted to the constraint of cost reductions.

This does not call into question recognizable performance gains such as the successful redeployment of 65,000 people who have changed jobs within the Group since 1996, or the early retirement program.

Accounting and financial outlook for end of 2002

France Telecom is today providing the reconciliation of its French GAAP accounts at June 30, 2002, to U.S. GAAP (this reconciliation will appear on the www.francetelecom.com website as soon as it has been furnished to the SEC). The half-year loss under US GAAP is 30.9 billion euros, compared with 12.2 billion euros under French GAAP. Furthermore, negative shareholders’ equity at June 30, 2002 was 440 million euros under French GAAP and 24 billion euros under US GAAP. This difference is due to depreciation of goodwill for Equant and Orange, which are subject to the SFAS 142 depreciation test linked to the market price for their shares. Debt under US GAAP was 72 billion euros at June 30, 2002, reflecting financing guarantees for certain asset disposals and the fact that TPSA’s debt is not consolidated. It should be noted that TPSA is consolidated according to the equity method under U.S. accounting methods.

In view of developments in the Group’s businesses and its operating environment since June 30, 2002, several accounting decisions will be proposed to the meeting of the Board of Directors called to approve the financial statements for 2002. Asset write-downs could total between 5.5 billion euros and 7 billion euros. The main component of these write-downs is the impairment of Equant’s goodwill in the range of 3.5 to 4.5 billion euros, given the economic environment, third quarter results and unfavorable trends in Equant’s competitive environment that have dictated a reassessment of its short- and medium-term outlook.

France Telecom confirms its growth outlook for 2002. Revenues are expected to increase 8 to 9 percent compared to 2001, as announced when third quarter 2002 revenues were reported. EBITDA, a key figure in terms of France Telecom’s commitments to meeting certain financial ratios, is expected to amount to approximately 14.5 billion euros, reflecting efforts initiated as of the fourth quarter of 2002. Investments will amount to less than 8 billion euros in 2002.

Given these changes, France Telecom expects to have a liquidity position of about 6 billion euros available at the end of 2002.

France Telecom expects to have a net debt/EBITDA pro forma ratio of under 4.70 at the end of 2002 (a ratio of 5 being required on this date to meet its principal credit line commitments) with net debt of approximately 70 billion euros under French GAAP.

The Board of Directors will meet on December 19, 2002 to review the company’s 2003 budget. Revenue projections for 2003 are voluntarily conservative – under 5 percent – while maintaining the objective of EBITDA growth in excess of 10 percent. Investments will be substantially lower than 2002 levels, generating free cash flow from operations in excess of 3 billion euros (before disposals).

Under current circumstances France Telecom does not expect to pay dividends in 2003.

FT 2005

With a new executive team in place, the Group assigns itself new ambition targets. The objective of FT 2005 program is to substantially strengthen the company’s financial structure thanks to:

-	improved operational performance thanks to the TOP program, enabling significant debt reduction;

-	an increase in equity and rescheduling of debt repayments;

-	strategic refocus of the Group on core assets;

Strengthening of the Group’s financial structure

Strengthening the financial position of the Group and its ability to meet its obligations is anchored in three separate components of a plan called “15+15+15”:

-	15 billion euros of available free cash flow allocated to reducing debt thanks to substantial efforts throughout the Group to improve operational performance thanks to the TOP program described above;

-	15 billion euros in fresh equity for France Telecom;

-	15 billion euros from the rescheduling of debt repayments.

These three components will be pursued concurrently in order to achieve a net debt/EBITDA ratio in the range of 1.5 to 2 by the end of 2005, affording the Group greater financial flexibility.

➢	TOP operational performance program: 15 billion euros in net cash flow allocated to debt reduction between 2003 and 2005

France Telecom’s return to a more solid financial condition depends above all on the improvements in the company’s operational performance for the period 2003-2005. These improvements are expected to generate more than 15 billion euros in net free cash flow. 15 billion euros will be allocated to reducing the company’s long-term debt.

Approximately 20 to 25 percent of the free cash flow is expected to be generated in 2003, 35 to 40 percent in 2004, and 35 to 40 percent in 2005. Over the 2003 to 2005 period, performance improvements should stem primarily from the reduction and optimization of investments (representing 40 to 45 percent of the savings in the TOP program), from the reduction in operating costs (35 to 40 percent of savings) and from optimization of working capital requirements and various other sources (20 to 25 percent of savings). In 2003 the impact will come mainly from the reduction and optimization of investments, given the lead times needed to implement measures designed to cut operating costs. Additional free cash flow for the 2003-2005 period will be generated primarily from fixed-line activities in France (40 to 45 percent) and by Orange (35 to 45 percent). The contribution from fixed-line voice and data activities outside France will represent approximately 12 to 17 percent and Wanadoo’s contribution will account for less than 3 percent of the total savings.

Restructuring costs are expected to range between 800 million and 1 billion euros (of which 50 percent in cash) for the 2002-2005 period, with a significant portion attributable to Orange.

The TOP program is based on conservative revenue scenarios and draws on a hundred perfectly identified projects.

The TOP program will be managed jointly by the operational entities and the central Group functions.

•
Purchasing (excluding purchasing of capacity and information systems) and reduction in general and administrative costs: redefined specifications, revamping of the purchasing process and rationalization of services;

•	Research & Development: efficient allocation of investments and leveraging the value of patents;

•	Support functions: reorganization of central functions;

•	Communication and branding: coordination and optimization of communication plans

•	Property and tax: rationalization of occupancy of offices/facilities and reduction in operating costs;

•	Investments: tighter controls over investment budgets, improvement of investment policies managed by key areas across the Group

•	Working Capital Requirements: improvement in receivables collection and invoicing lead times.

The 2003 component of the TOP program has been launched and included in the 2003 budget, which will be presented at the next meeting of the Board of Directors on December, 19th, 2002.

➢    Strengthening of equity

The Group believes that France Telecom requires approximately 15 billion euros in additional equity. Taking into account the action plan prepared by the management and the outlook for a return on investment, the French State has indicated that it will make a pro rata contribution of 9 billion euros.

To give France Telecom the possibility to turn to the markets at the most appropriate moment, the State also indicated that it was ready to anticipate on its participation in the capital increase by providing the company with a subordinated bridge shareholder advance remunerated at market conditions.

The measures planned by the French State, as majority shareholder, were communicated to the European Commission on December 3, 2002, in compliance with EU rules.

➢    Refinancing of bonds

The Group will also work throughout the three-year period on reshaping the maturity’s profile of its outstanding bond financings.

Focus on core assets

In order to preserve the integrity of the France Telecom Group and give it the resources required to pursue an independent strategy, an overriding priority will be given to generating free cash flow.

France Telecom’s strategy will focus on customer satisfaction and integrated operational management of a portfolio of assets comprising businesses that are leaders in their principal markets, with strong brands such as France Telecom, Orange, Wanadoo and Equant. Assets characterized by weak strategic or financial positions or those for which majority control is not possible will be considered for divestiture.

The Group will work to develop strategic partnerships in areas outside its core businesses and where it cannot achieve critical mass.

Additional support measures and projects

Successful implementation of the TOP operational performance program requires that the Group adopt a new organization and approach to human resources management.

In addition to programs that are already underway such as early retirement program and natural attrition, which together represent the anticipated departure of more than 20,000 people over the next three years, the French State is putting in place a special “mobility” task force. The mission of the task force will be to satisfy to the best of its ability the wishes expressed by volunteer staff.

At the same time the Group’s Human Resources department will intensify the redeployment of skills within the Group. As a preliminary measure there will be a freeze on hiring until June 2003.

Implementation of management and organization

To implement FT 2005 and especially the TOP program, Thierry Breton decided to simplify the current organization and appoint a new management team.

The number of reporting levels will be reduced and the responsibility of managers for operating income, cash flow and certain balance sheet items will be increased. There will be better coordination in areas such as technology, customer relations and the regulatory environment. The executive committee of the Group will be structured in such a way as to ensure the success of the TOP program, each member of the executive committee being responsible for a certain number of projects. In addition to the annual budget, a six-monthly follow up will be implemented and the salary incentive system will be strengthened.

Corporate governance will be improved and organizational structures will be simplified in order to strengthen monitoring procedures and internal controls. This will also enable better centralization of information and decision procedures and more direct involvement of the Board of Directors. The Board of Directors will be heavily involved in defining the strategic direction of the Group and performance monitoring, especially via the newly created Strategic Committee, Compensation and Benefits Committee, and the Audit Committee.

Under Thierry Breton, the Executive Committee of France Telecom consists of :

Frank E. Dangeard	FT 2005, Financial Rebalancing (programme « 15+15+15 »)

Operations :

Barbara Dalibard	Corporate Solutions

Jean-Yves Gouiffès	Fixed-Lines Services and Distribution France

Jean-Philippe Vanot	Networks and Operators

Jean-Paul Cottet	International and IT

Jean-François Pontal	Orange

Olivier Sichel	Wanadoo

Support functions:

Michel Combes	Finance

Bernard Bresson	Human Resources and FT 2005, Development and Optimization of Human Competencies

Michel Davancens	Management Networks

Jacques Champeaux	General Secretary

Jean-Jacques Damlamian	Research & Development

Marc Meyer	Communication

Louis-Pierre Wenes	Sourcing and Performance Improvement

Cautionary statement

This press release contains forward-looking statements about France Telecom (within the meaning of Section 27A of the US Securities Act of 1933). Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the “15 + 15 + 15” plan and TOP, France Telecom’s other strategic, financial and operating initiatives, including changes in economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of France is contained in its filings on Form 20F with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this press release and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale or securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Press Contact

Nilou du Castel
Head of the Press Office
nilou.ducastel@francetelecom.com
Tel.: + 33 1 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 5, 2002	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France